

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

February 3, 2017

E. Joseph Grady
Senior Vice President and Chief Financial Officer
Contango Oil & Gas Company
717 Texas Avenue, Suite 2900
Houston, TX 77002

> **Re:** **Contango Oil & Gas Company**
> **Registration Statement on Form S-3**
> **Filed January 27, 2017**
> **File No. 333-215784**

Dear Mr. Grady:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Langford at (202) 551-3193 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources